For period ending March 31, 2007

File No. 811-7096


Exhibit  77-C

Investment Grade Municipal Income Fund Inc.


At the annual meeting of shareholders held on January 18, 2007, the Funds shareholders elected directors. Pursuant to Instruction 2 of Sub-Item 77C of Form N-SAR, it is not necessary to provide in this exhibit details concerning shareholder action on this proposal since there were no solicitations in opposition to the registrants nominees and all of the nominees were elected.